                                               ---------------------------------
                                                         OMB APPROVAL
                                               ---------------------------------
                                               OMB Number:       3235-0379
                                               Expires:  June 30, 2003
                                               Estimated average burden hours
                                               per response......2.0
                                               ---------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-X

           APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

GENERAL INSTRUCTIONS

I.       Form F-X shall be filed with the Commission:

(a) by any issuer registering securities on Form F-8, F-9, F-10 or F-80 under the Securities Act of 1933;

(b) by any issuer registering securities on Form 40-F under the Securities Exchange Act of 1934 (the "Exchange Act");

(c) by any issuer filing a periodic report on Form 40-F, if it has not previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file a report on Form 40-F arises;

(d)      by any issuer or other non-U.S. person filing tender offer documents on
         Schedule 13E-4F, 14D-1F or 14D-9F;

(e) by any non-U.S. person acting as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2;

(f) by a Canadian issuer qualifying an offering statement pursuant to the provisions of Regulation A, or registering securities on Form SB-2; and

(g) by any non-U.S. issuer providing Form CB to the Commission in connection with a tender offer rights offering or business combination.

A Form F-X filed in conjunction with any other Commission form should not be bound together with, or be included only as an exhibit to, such other form.

II. Six copies of the Form F-X, one of which must be manually signed, shall be filed with the Commission at its principal office.

A.       Name of issuer or person filing ("Filer"): Petroleo Brasileiro S.A.--
                                                   -----------------------------
         PETROBRAS
         ---------

B.       This is [check one]
         |X| an original filing for the Filer
         |_| an amended filing for the Filer

C.       Identify the filing in conjunction with which this Form is being filed:

         Name of registrant  Petroleo Brasileiro S.A.-- PETROBRAS
                           -----------------------------------------------------

         Form type  CB
                  --------------------------------------------------------------

         File Number (if known)
                               -------------------------------------------------

         Filed by  Petroleo Brasileiro S.A.-- PETROBRAS
                 ---------------------------------------------------------------

         Date Filed (if filed concurrently, so indicate) Filed concurrently
                                                        ------------------------
         (November 11, 2002)
         -------------------


D. The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the issuer is organized or incorporated) The Federative Republic of Brazil
         -----------------------------------------------------------------------
         and has its principal place of business at (Address in full and telephone number)


          Avenida Republica do Chile, 65, 20035-900, Rio de Janeiro - RJ, Brazil
         -----------------------------------------------------------------------

          +55 21 2534-4477
         -----------------------------------------------------------------------

E. The Filer designates and appoints (Name of United States person serving as agent) Theodore Helms
                  --------------------------------------------------------------
         ("Agent") located at (Address in full in the United States and telephone number)

          Petroleo Brasileiro S.A. -- PETROBRAS
         -----------------------------------------------------------------------

          1330 Avenue of the Americas, 16th Floor, New York, New York 10019-5422
         -----------------------------------------------------------------------

          (212) 829-1517
         -----------------------------------------------------------------------

         as the agent of the Filer upon whom may be served any process, pleadings, subpoenas or other papers in

         (a) any investigation or administrative proceeding conducted by the Commission; and

         (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form (Name of form) CB on (Date) November 11, 2002 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 4d-1 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.       Each person filing this Form in connection with:

         (a) the use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at anytime until six years have elapsed from the date of the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

         (b) the user of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

         (c) its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file and amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

         (d) the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

         Each Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I.(e) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro Country of The
                                         ----------------           ---
Federative Republic of Brazil this 8th day of November, 2002          .
------------------------------    -----      -------------------------

   Petroleo Brasileiro S.A.-- PETROBRAS    /S/ JOAO PINHEIRO NOGUEIRA BATISTA,
--------------------------------------------------------------------------------
                                               Director of Finance and
--------------------------------------------------------------------------------
                                               Investor Relations
--------------------------------------------------------------------------------
Filer:                                         By:  (Signature and Title)

This Statement has been signed by the following persons in the capacities and on the dates indicated.

   /S/ THEODORE HELMS
--------------------------------------------------------------------------------
(Signature)

  United States Agent for Service of Process
--------------------------------------------------------------------------------
(Title)

  November 11, 2002
--------------------------------------------------------------------------------
(Date)

Instructions

1. The power of attorney, consent, stipulation and agreement shall be signed by the Filer and its authorized Agent in the United States.

2. The name of each person who signs Form F-X shall be typed or printed beneath such person's signature. Any person who occupies more than one of the specified positions shall indicate each capacity in which such person signs Form F-X. If any name is signed pursuant to a board resolution, a copy of the resolution shall be filed with each copy of Form F-X. A certified copy of such resolution shall be filed with the manually signed copy of Form F-X. If any name is signed pursuant to a power of attorney, a copy of the power of attorney shall be filed with each copy of Form F-X. A manually signed copy of such power of attorney shall be filed with the manually signed copy of Form F-X.

                                       3